Exhibit 99.1

Press release

Biophytis to Restate Previously Issued Financial Statements

Paris (France), Cambridge (Massachusetts, U.S.), October 7, 2021, 8 am CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS) (the “Company” or “Biophytis”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging and improve functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19, today announced that the Company’s previously issued audited consolidated financial statements for the fiscal years ended December 31, 2019 and 2020 and unaudited consolidated financial statements for the six month periods ended June 30, 2021 and 2020 will be restated to correct the Company’s accounting treatment of its convertible notes.

These technical corrections relate to the  inappropriate historical accounting practices relating to notes convertible into ordinary shares and/or redeemable for cash with attached warrants issued to convertible noteholders.

The Company is still in the process of evaluating the impact of these corrections on its financial statements for the affected periods, however the Company does not believe that the corrections will affect the Company’s cash position as at the end of the relevant accounting periods.

Consequently, the Company’s previously released financial statements for the affected time periods, the associated reports of the Company’s auditors and of the Company’s management and related press releases, or other communications describing Biophytis’s financial statements for the affected periods should no longer be relied upon as regards the impacted accounting items.

The Company is not currently aware of any other accounting corrections requiring adjustment to any prior period financial statements.

The Company expects, as soon as reasonably practicable, to file restated financial statements on Form 20-F/A for the years ended December 31, 2019 and 2020, and furnish restated financial statements for the half years ended June 30, 2020 and 2021 on Form 6-K. The Company also expects to publish shortly the management’s report for the six month period ended June 30, 2021, which will incorporate the restated financial statements.

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2020 Annual Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Evelyne Nguyen, CFO

Investors@biophytis.com

Media contact

Life Sci Advisors

Sophie Baumont

E: sophie@lifesciadvisors.com

T: +33 6 27 74 74 49